Calculation of Filing Fee Tables

SC TO

83 Investment Group Income Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees Previously Paid	(1)	$8,657,649	0.00015310	$1,325.49
	Total Transaction Valuation	$8,657,649
	Total Fees Due for Filing			$1,325.49
	Total Fees Previously Paid			$1,325.49
	Total Fee Offsets			$0
	Net Fee Due			$0

Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $1,325.49 was paid in connection with the filing of the Schedule TO-I by 83 Investment Group Income Fund (File No. 005-94926) on September 15, 2025 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.